

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Mr. Alfred Fernandez
President
End Fuel Corp.
18775 SW 27th Court
Miramar, Florida 33029

> **Re: End Fuel Corp.**
> **Amendment 3 to Registration Statement on Form S-1**
> **Filed January 6, 2011**
> **File No. 333-170016**

Dear Mr. Fernandez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Management's Discussion and Analysis, page 16

Limited Operating History, Need for Additional Capital, page 18

1. We note your response to comment 2 from our letter dated January 3, 2011 and your revised disclosure. Please further revise to provide more detail on the necessary fund amounts for marketing expenditures and contracts with independent distributors and/or consultants. We note that these expenses are not fixed funding requirements but appear necessary for your business to succeed. Disclose an estimate of the total funds needed over the next 12 months to successfully implement your business plan.

Certain Relationships and Related Transactions, page 22

2. We note your response to comment 3 from our letter dated January 3, 2011, but because of Mr. Fernandez's fiduciary relationship with Ms. Shnider's four minor children it is unclear how the sale between the parties was an "arm's length" transaction. Please revise to explain how this continuing relationship did not present any potential conflicts of interest for the parties during negotiations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

CC: Mr. James Schneider, Esq.
       Via facsimile: (561) 362-9612